FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
















                              JANUS ADVISER SERIES
                           Exact Name of Registrant

                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Denver and the State of Colorado on the 4th day of April, 2000.

                                        JANUS ADVISER SERIES


                                        BY:/s/Steve Goodbarn
                                        Steven R. Goodbarn

Attest:

/s/Kelley Abbott Howes
Kelley Abbott Howes, Secretary